March 26, 2012	Stephen L. Palmer D 617.951.9211 F 617.951.9019
Via EDGAR and Courier	stephen.palmer@klgates.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Paul Monsour

Re:	Annie’s, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed March 26, 2012

File No. 333-178270

Ladies and Gentlemen:

On behalf of Annie’s, Inc., a Delaware corporation (the “Company”), we hereby notify the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that we are filing Amendment No. 6 to the Company’s Registration Statement on Form S-1 (file no. 333-178270) (the “Registration Statement”), which was originally filed with the Commission on December 1, 2011 and amended on January 18, 2012, on February 2, 2012, on February 24, 2012, March 9, 2012 and on March 16, 2012, simultaneously with this letter.

Amendment No. 6 reflects (a) an increase in the estimate range of the initial public offering price of the Company’s common stock to between $16.00 and $18.00 per share, with a midpoint of $17.00, (b) a reduction in the number of shares the Company is selling to 950,000 (or $16.2 million based on the midpoint) and an increase in the number of shares the selling stockholders are selling to 4,050,000 (or $68.9 million based on the midpoint) while maintaining the aggregate offering size of 5,000,000 shares, (c) a recalculation of the registration fee based on a new proposed maximum aggregate offering price of $115.0 million, (d) certain revised calculations in connection with the foregoing and (e) additional disclosure under “Underwriting (Conflicts of Interest)” concerning certain payments by the Company in connection with the offering.

For the convenience of the Staff and to facilitate further the Staff’s review of Amendment No. 6, the Company is supplementally providing with this letter a marked copy of Amendment No. 6 that highlights the Company’s revised disclosure.

United States Securities and Exchange Commission

Division of Corporation Finance

March 26, 2012

Any questions regarding the matters addressed in this letter or the Registration Statement may be directed to the undersigned by telephone at (617) 951-9211 or by facsimile at (617) 951-9019.

Respectfully submitted,

/s/ Stephen L. Palmer

Stephen L. Palmer

(Attachment)

cc: w/enclosure:

H. Roger Schwall, Assistant Director, U.S. Securities and Exchange Commission

John Foraker, Chief Executive Officer, Annie’s, Inc.

Kelly Kennedy, Chief Financial Officer, Annie’s, Inc.